Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor

Westport, CT 06880

December 7, 2021

VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Intensity Therapeutics, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-260565) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. EST on December 9, 2021, or as soon thereafter as practicable.

Very truly yours,

Intensity Therapeutics, Inc.

By:	/s/ Lewis H. Bender
Name:	Lewis H. Bender
Title:	President and Chief Executive Officer, Chairman